NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Safety First Trust Series 2006-7 (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal-Protected Trust Certificates Linked to the S&P 500 Index Due July 11, 2013 (suspended: 7/11/2013) symbol: AMM

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in the issue was suspended before the opening on the date specified above.